EXHIBIT 99.1

Osisko Gold Announces Proposed US$500 Million Senior Secured Notes Offering to Refinance Appian Project Financing Facility and Advance Cariboo Gold Project

TORONTO, Sept. 21, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") announces its intention to offer and sell US$500 million aggregate principal amount of senior secured notes due 2031 (the "Notes") to refinance its existing senior secured project loan facility with funds advised by Appian Capital Advisory Limited (the "Appian Credit Facility") and advance the construction of the Cariboo Gold Project in British Columbia, Canada (the "Cariboo Gold Project"), subject to market and other conditions (the "Offering").

The Notes will be fully and unconditionally guaranteed by certain of the Company's subsidiaries, which, at closing, is expected to consist of Barkerville Gold Mines Ltd., the Company's subsidiary relating to the Cariboo Gold Project, and will be secured by a first priority lien on the Company's and each guarantor's property, including equity interests owned by the Company and each guarantor in their respective subsidiaries, the interest reserve account and disbursement account, as described herein, and personal and real property, subject to certain exceptions. The aggregate principal amount, interest rate and other terms of the Notes will be determined at pricing and are dependent upon market conditions and other factors.

Osisko Gold intends to use the aggregate net proceeds from the Offering, after deducting the initial purchasers' discounts and commissions and estimated offering expenses, to repay all amounts outstanding, and terminate all commitments, under the Appian Credit Facility with approximately US$120.9 million of the net proceeds from this offering;
  fund a segregated interest reserve account in an amount equal to the first five interest payments on the Notes; and
  fund, with the remaining net proceeds, a segregated disbursement account with funds to be used to advance the Cariboo Gold Project.

The Notes will be offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to applicable Canadian prospectus exemptions.

The offer and sale of the Notes have not been and will not be registered under the Securities Act or any state securities laws and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "potential", "propose", "project", "outlook", "foresee", "continue", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including statements pertaining to: the proposed terms of the Notes; the completion, timing and size of the proposed Offering; the Company's ability to satisfy the conditions to closing of the Offering; the anticipated use of proceeds from the Offering; the ability to develop the Cariboo Gold Project and its status as being fully permitted; the Company's objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties; and the intention to terminate the Appian Credit Facility.

Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business. Such risks and uncertainties include, but are not limited to: the risk that the conditions to closing of the Offering are not satisfied and that the Offering is not completed on the terms currently contemplated, or at all; the absence of further work stoppages or suspensions at the Cariboo Gold Project; risks associated with the development and construction of the Cariboo Gold Project; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the absence of unforeseen ground conditions or other geological challenges; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; the availability of necessary equipment, supplies and infrastructure; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company's most recent financial statements and management's discussion and analysis and other public filings filed under Osisko Gold's issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.